Exhibit 99.1

Silicon Motion Announces Results for the Period Ended June 30, 2021

NEWS RELEASE

Financial Highlights

	2Q 2021 GAAP	2Q 2021 Non-GAAP

• Net sales	$221.1 million (+21% Q/Q, +62% Y/Y)	$221.1 million (+21% Q/Q, +62% Y/Y)

• Gross margin	50.3%	51.0%

• Operating margin	27.3%	29.2%

• Earnings per diluted ADS	$1.42	$1.50

Business Highlights

•	Achieved second consecutive all-time record quarterly revenue and earnings per share

•	Sales of SSD and eMMC+UFS controllers both reached new record quarterly highs

•	SSD controller sales increased 30% to 35% Q/Q and increased 105% to 110% Y/Y

•	eMMC+UFS controller sales increased 10% to 15% Q/Q and increased 25% to 30% Y/Y

•	SSD solutions sales increased 35% to 40% Q/Q and declined 15% to 20% Y/Y

TAIPEI, Taiwan and MILPITAS, Calif., July 30, 2021 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended June 30, 2021. For the second quarter, net sales (GAAP) increased sequentially to $221.1 million from $182.4 million in first quarter 2021. Net income (GAAP) increased to $49.5 million or $1.42 per diluted ADS (GAAP) from net income (GAAP) of $34.4 million or $0.98 per diluted ADS (GAAP) in first quarter 2021.

For the second quarter, net income (non-GAAP) increased to $52.7 million or $1.50 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $38.7 million or $1.11 per diluted ADS (non-GAAP) in first quarter 2021.

Second Quarter 2021 Review

“We delivered better than expected revenue in the second quarter, primarily because of our focus on sales of higher-value products,” said Wallace Kou, President and CEO of Silicon Motion. “This focus also led to higher than expected gross profitability.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	2Q 2021	1Q 2021	2Q 2020	2Q 2021	1Q 2021	2Q 2020
Revenue	$221.1	$182.4	$136.8	$221.1	$182.4	$136.8
Gross profit Percent of revenue	$111.1 50.3%	$91.3 50.0%	$68.4 50.0%	$112.9 51.0%	$92.4 50.7%	$68.4 50.0%
Operating expenses	$50.7	$46.9	$38.3	$48.4	$43.9	$38.0
Operating income Percent of revenue	$60.4 27.3%	$44.4 24.3%	$30.1 22.0%	$64.5 29.2%	$48.5 26.6%	$30.4 22.2%
Earnings per diluted ADS	$1.42	$0.98	$0.80	$1.50	$1.11	$0.81

Other Financial Information

(in millions)	2Q 2021	1Q 2021	2Q 2020
Cash, cash equivalents, restricted cash and short-term investments—end of period	$412.3	$371.0	$379.7
Routine capital expenditures	$4.9	$3.3	$4.1
Dividend payments	$12.2	$12.2	$12.3

During the second quarter, we had $4.9 million of capital expenditures for the routine purchase of software, design tools and other items.

Returning Value to Shareholders

On October 26, 2020, our Board of Directors declared a $1.40 per ADS annual dividend to be paid in quarterly installments of $0.35 per ADS. On May 20, 2021, we paid $12.2 million to shareholders as the third installment of our annual dividend.

On November 21, 2018, we announced that our Board of Directors had authorized a new program for the Company to repurchase up to $200 million of our ADS over a 24-month period. On October 26, 2020, the Board of Directors of the Company authorized the extension of the expiration of this program to November 21, 2021. Since the start of this program, we have repurchased $84.8 million of our ADSs and $115.2 million remains available for repurchase under the program. There were no share repurchases in the second quarter.

Business Outlook

“We are upsizing our previous full-year revenue guidance as we expect to continue our focus of selling higher-value products,” said Wallace Kou, President and CEO of Silicon Motion. “We believe that this focused approach will also lead to better gross profitability and deliver strong SSD controller market share gains.”

For the third quarter of 2021, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$238m to $249m +7.5% to 12.5% Q/Q	—	$238m to $249m +7.5% to 12.5% Q/Q
Gross margin	48.5% to 50.5%	Approximately $0.1m*	48.5% to 50.5%
Operating margin	25.2% to 27.7%	Approximately $4.6m to $5.6m**	27.5% to 29.5%

*	Projected gross margin (non-GAAP) excludes $0.1 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $4.6 million to $5.6 million of stock-based compensation.

For full year 2021, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$890m to $917m +65% to 70% Y/Y	—	$890m to $917m +65% to 70% Y/Y
Gross margin	49.1% to 50.2%	Approximately $3.1m to $3.3m*	49.5% to 50.5%
Operating margin	24.9% to 27.2%	Approximately $20.8m to $22.8m**	27.5% to 29.5%

*	Projected gross margin (non-GAAP) excludes $0.3 million to $0.5 million of stock-based compensation and $2.8 million of SSD solutions restructuring.
**	Projected operating margin (non-GAAP) excludes $18.0 million to $20.0 million of stock-based compensation and $2.8 million of SSD solutions restructuring.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on July 30, 2021.

Speakers:

Wallace Kou, President & CEO

Riyadh Lai, CFO

Chris Chaney, Director of Investor Relations & Strategy

Conference Call Details

Participants must register in advance to join the conference using the link provided below and should dial in 10 minutes prior to the call start time. Conference access information (including dial-in numbers, the passcode, and a unique access pin) will be provided in the email received upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/9533307

Replay Numbers (for 7 days):

USA (Toll Free):	1 855 452 5696
USA (Toll):	1 646 254 3697
Participant Passcode:	9533307

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

SSD solutions restructuring are charges relate to the restructuring of our underperforming Shannon product lines and include goodwill impairment expenses, and the write-down of NAND flash and SSD inventory valuation.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Six Months Ended
	Jun. 30, 2020 ($)	Mar. 31, 2021 ($)	Jun. 30, 2021 ($)	Jun. 30, 2020 ($)	Jun. 30, 2021 ($)
Net sales	136,811	182,399	221,103	269,580	403,502
Cost of sales	68,417	91,140	109,969	137,294	201,109

Gross profit	68,394	91,259	111,134	132,286	202,393
Operating expenses
Research & development	28,901	35,982	38,962	58,247	74,944
Sales & marketing	5,823	6,446	7,085	12,316	13,531
General & administrative	3,531	4,439	4,649	7,490	9,088

Operating income	30,139	44,392	60,438	54,233	104,830
Non-operating income (expense)
Interest income, net	1,323	361	336	3,055	697
Foreign exchange gain (loss), net	(142)	(808)	519	(623)	(289)
Others, net	6	3	—	22	3

Subtotal	1,187	(444)	855	2,454	411

Income before income tax	31,326	43,948	61,293	56,687	105,241
Income tax expense	3,115	9,548	11,748	2,561	21,296

Net income	28,211	34,400	49,545	54,126	83,945

Earnings per basic ADS	0.80	0.99	1.42	1.54	2.41
Earnings per diluted ADS	0.80	0.98	1.42	1.54	2.40

Margin Analysis:
Gross margin	50.0%	50.0%	50.3%	49.1%	50.2%
Operating margin	22.0%	24.3%	27.3%	20.1%	26.0%
Net margin	20.6%	18.9%	22.4%	20.1%	20.8%

Additional Data:
Basic ADS	35,146	34,674	34,926	35,024	34,800
Diluted ADS	35,164	34,924	34,953	35,147	34,939

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Six Months Ended
	Jun. 30, 2020 ($)	Mar. 31, 2021 ($)	Jun. 30, 2021 ($)	Jun. 30, 2020 ($)	Jun. 30, 2021 ($)
Gross profit (GAAP)	68,394	91,259	111,134	132,286	202,393
Gross margin (GAAP)	50.0%	50.0%	50.3%	49.1%	50.2%
Stock-based compensation (A)	3	54	52	41	106
SSD solutions restructuring	—	1,131	1,679	—	2,810
Gross profit (non-GAAP)	68,397	92,444	112,865	132,327	205,309
Gross margin (non-GAAP)	50.0%	50.7%	51.0%	49.1%	50.9%

Operating expenses (GAAP)	38,255	46,867	50,696	78,053	97,563
Stock-based compensation (A)	(243)	(2,961)	(2,312)	(2,687)	(5,273)
Operating expenses (non-GAAP)	38,012	43,906	48,384	75,366	92,290

Operating profit (GAAP)	30,139	44,392	60,438	54,233	104,830
Operating margin (GAAP)	22.0%	24.3%	27.3%	20.1%	26.0%
Total adjustments to operating profit	246	4,146	4,043	2,728	8,189
Operating profit (non-GAAP)	30,385	48,538	64,481	56,961	113,019
Operating margin (non-GAAP)	22.2%	26.6%	29.2%	21.1%	28.0%

Non-operating income (expense) (GAAP)	1,187	(444)	855	2,454	411
Foreign exchange loss (gain), net	142	808	(519)	623	289
Non-operating income (expense) (non-GAAP)	1,329	364	336	3,077	700

Net income (GAAP)	28,211	34,400	49,545	54,126	83,945
Total pre-tax impact of non-GAAP adjustments	388	4,954	3,524	3,351	8,478
Income tax impact of non-GAAP adjustments	2	(695)	(339)	(522)	(1,034)
Net income (non-GAAP)	28,601	38,659	52,730	56,955	91,389

Earnings per diluted ADS (GAAP)	$0.80	$0.98	$1.42	$1.54	$2.40
Earnings per diluted ADS (non-GAAP)	$0.81	$1.11	$1.50	$1.62	$2.60

Shares used in computing earnings per diluted ADS (GAAP)	35,164	34,924	34,953	35,147	34,939
Non-GAAP adjustments	36	45	297	49	171
Shares used in computing earnings per diluted ADS (non-GAAP)	35,200	34,969	35,250	35,196	35,110

(A) Excludes stock-based compensation as follows:
Cost of sales	3	54	52	41	106
Research & development	118	2,056	1,203	1,773	3,259
Sales & marketing	85	406	480	420	886
General & administrative	40	499	629	494	1,128

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Jun. 30, 2020 ($)	Mar. 31, 2021 ($)	Jun. 30, 2021 ($)
Cash and cash equivalents	350,790	350,125	357,119
Short-term investments	3,876	—	—
Accounts receivable (net)	93,825	136,244	145,583
Inventories	103,835	113,432	150,617
Refundable deposits – current	24,089	18,693	48,760
Prepaid expenses and other current assets	23,778	25,140	26,742

Total current assets	600,193	643,634	728,821
Long-term investments	5,000	5,000	6,500
Property and equipment (net)	102,156	103,948	106,841
Goodwill and intangible assets (net)	17,489	—	—
Other assets	11,556	10,832	17,093

Total assets	736,394	763,414	859,255

Accounts payable	34,209	44,112	77,126
Income tax payable	3,642	12,817	19,071
Accrued expenses and other current liabilities	78,244	85,533	86,559

Total current liabilities	116,095	142,462	182,756
Other liabilities	27,202	26,193	29,859

Total liabilities	143,297	168,655	212,615
Shareholders’ equity	593,097	594,759	646,640

Total liabilities & shareholders’ equity	736,394	763,414	859,255

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For the Six Months Ended
	Jun. 30, 2020 ($)	Mar. 31, 2021 ($)	Jun. 30, 2021 ($)	Jun. 30, 2020 ($)	Jun. 30, 2021 ($)
Net income	28,211	34,400	49,545	54,126	83,945
Depreciation & amortization	3,363	3,886	4,059	6,600	7,945
Stock-based compensation	246	3,015	2,364	2,728	5,379
Investment impairment, losses & disposals	33	203	—	19	203
Changes in operating assets and liabilities	(6,151)	(24,132)	4,058	1,839	(20,074)
Others	(1)	—	—	(1)	—

Net cash provided by operating activities	25,701	17,372	60,026	65,311	77,398

Purchase of property & equipment	(4,134)	(3,330)	(4,926)	(10,530)	(8,256)
Purchase of long-term investments	(2,000)	—	(1,500)	(2,000)	(1,500)

Net cash used in investing activities	(6,134)	(3,330)	(6,426)	(12,530)	(9,756)

Dividend payments	(12,278)	(12,199)	(12,201)	(24,556)	(24,400)

Net cash used in financing activities	(12,278)	(12,199)	(12,201)	(24,556)	(24,400)

Net increase (decrease) in cash, cash equivalents & restricted cash	7,289	1,843	41,399	28,225	43,242
Effect of foreign exchange changes	(550)	(86)	(57)	(664)	(143)
Cash, cash equivalents & restricted cash—beginning of period	369,075	369,211	370,968	348,253	369,211

Cash, cash equivalents & restricted cash—end of period	375,814	370,968	412,310	375,814	412,310

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected third quarter of 2021 and full year 2021 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at the time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the third quarter of 2021 and full year 2021. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes together with the uncertainties associated with the ongoing global outbreak of COVID-19; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on May 12, 2021. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Christopher Chaney	Selina Hsieh
Director, Investor Relations & Strategy	Investor Relations
E-mail: CChaney@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

E-mail: sara.hsu@siliconmotion.com